As filed with the Securities and Exchange Commission on January 16, 2004.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

PPL CORPORATION

(Name of Subject Company (issuer))

PPL CORPORATION

(Name of Filing Person (offeror))

7 3/4% Premium Equity Participating Security Units
(Title of Class of Securities)

69352F204
(CUSIP Number of Class of Securities)

JAMES E. ABEL, VICE PRESIDENT—FINANCE AND TREASURER
PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179
(610) 774-5151
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

VINCENT PAGANO, JR., ESQ.
SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 455-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$572,500,000(a)	$46,316

(a)	Estimated solely for the purpose of determining the registration fee, and calculated as the aggregate stated amount of 22,900,000 7 3/4% Premium Equity Participating Security Units. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$46,316	Filing Party:	PPL Corporation
Form or Registration No.:	Form S-4 (333-108450)	Date Filed:	September 3, 2003

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1	[ ]	going-private transaction subject to Rule 13e-3
[X]	issuer tender offer subject to Rule 13e-4	[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

Item 12. Exhibits.
SIGNATURE

     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 18, 2003 (as amended and supplemented, the “Schedule TO”) relating to an offer by PPL Corporation, a Pennsylvania corporation (the “Company”), to exchange up to 22,900,000 outstanding 7 3/4% Premium Equity Participating Security Units (PEPSSM) (the “Outstanding PEPS Units”) of the Company for 7 3/4% Premium Equity Participating Security Units (PEPSSM), Series B, plus a cash payment of $0.375 for each validly tendered and accepted Outstanding PEPS Unit, upon the terms and subject to the conditions contained in the preliminary prospectus, as amended (the “Preliminary Prospectus”), and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4, as amended (File No. 333-108450) (the “Registration Statement”) and are incorporated herein by reference.

     The Company has been advised by the exchange agent that the amount of Outstanding PEPS Units tendered as of expiration of the exchange offer was approximately 3,974,454 units, or about 17.22% of the 23,000,000 Outstanding PEPS Units. Pursuant to the terms of the exchange offer, the Company will be accepting all of the tendered Outstanding PEPS Units and expects to issue the new PEPS Units on January 21, 2004.

     This Amendment No. 4 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

     Items 12 is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Description

(a)(5)(iv)	Press release dated January 16, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPL CORPORATION

	By:	/s/ James E. Abel

		Name:	James E. Abel
		Title:	Vice President—Finance and Treasurer

Dated: January 16, 2004

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